SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRI POINTE HOMES, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

87265H109

(CUSIP Number)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98063

Telephone: (253) 924-2345

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Richard Hall, Esq. and Erik Tavzel, Esq.

Cravath, Swaine & Moore, LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

November 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d.-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87265H109

(1)	NAMES OF REPORTING PERSONS Weyerhaeuser Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 91-0470860
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,639,163
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,639,163
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
(14)	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Weyerhaeuser Company that it is the beneficial owner of any of the common stock of TRI Pointe Homes, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Issuer Common Stock”), of TRI Pointe Homes, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 19520 Jamboree Road, Irvine, California 92612.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”).

(b) The address of the principal office and principal business of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.

(c) Weyerhaeuser is one of the world’s largest private owners of timberlands. Weyerhaeuser owns or controls nearly 7 million acres of timberlands, primarily in the United States, and manages another 13.9 million acres under long-term licenses in Canada. Weyerhaeuser is also one of the largest manufacturers of wood and specialty cellulose fibers products. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Weyerhaeuser’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Weyerhaeuser.

(d) During the last five years, neither Weyerhaeuser nor any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Weyerhaeuser nor any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 3, 2013, Weyerhaeuser, Weyerhaeuser Real Estate Company, a Washington corporation and currently an indirect wholly owned subsidiary of Weyerhaeuser (“WRECO”), the Issuer and Topaz Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into WRECO (the “Merger”), with WRECO surviving the Merger and becoming a wholly owned subsidiary of the Issuer.

Concurrently with the execution of the Transaction Agreement, Weyerhaeuser entered into voting agreements (the “Voting Agreements”) with certain significant stockholders of the Issuer listed below (collectively, the “Stockholders”):

•	VIII/TPC Holdings, L.L.C.

•	Douglas F. Bauer

•	The Bauer Family Revocable Trust U/D/T Dated December 31, 2003

•	Michael D. Grubbs

•	Grubbs Family Trust Dated June 22, 2012

•	Thomas J. Mitchell

•	The Mitchell Family Trust U/D/T Dated February 8, 2000

Pursuant to the Voting Agreements, the Stockholders have agreed to vote an aggregate of 12,639,163 shares of Issuer Common Stock beneficially owned, in the aggregate, by the Stockholders (the “Subject Shares”) in favor of the issuance of the Issuer Common Stock in the Merger, as described in more detail in Item 5 below.

Weyerhaeuser purchased no shares pursuant to the Voting Agreements and Weyerhaeuser has made no payments, and will not make any payments, to the Stockholders in connection with the Voting Agreements and the Transaction Agreement.

The descriptions of the Transaction Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibit 1 and Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a)-(b)

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among Weyerhaeuser and the various Stockholders party thereto in connection with the Merger and the Transaction Agreement.

As a result of the Voting Agreements, Weyerhaeuser may be deemed to be the beneficial owner of 40% of Issuer Common Stock. The Voting Agreements were entered into as a condition to the willingness of Weyerhaeuser to enter into the Transaction Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the issuance of Issuer Common Stock in the Merger would be obtained. The terms of the Voting Agreements apply to the Subject Shares of the Stockholders, as described in Item 5.

(c) Not applicable.

(d) Upon consummation of the Merger, the size of the Board of Directors of the Issuer will be increased from seven to nine directors. The Issuer will select five directors and Weyerhaeuser will select the remaining four directors. Each of Weyerhaeuser and the Issuer will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other New York Stock Exchange listing requirements.

(e) Other than as a result of the Merger, not applicable.

(f) Other than as a result of the Merger, not applicable.

(g)–(i) Not applicable

(j) Other than as described above, Weyerhaeuser currently has no plans or proposals or similar matters which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D or any similar matters (although Weyerhaeuser reserves the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreements, neither Weyerhaeuser nor any of the persons named on Schedule A has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any securities of the Issuer.

As a result of the Voting Agreements, Weyerhaeuser may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 40% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Transaction Agreement that there were 31,597,907 shares of Issuer Common Stock issued and outstanding as of the close of business on November 1, 2013.

Weyerhaeuser is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreements, and disclaims all beneficial ownership of such Subject Shares.

Pursuant to the Voting Agreements, each of the Stockholders has agreed, among other things, to:

(i)	vote in favor of the issuance of the Issuer Common Stock in the Merger and any other actions necessary and desirable in connection with the Merger;

(ii)	vote against any action, agreement or proposal made in opposition to or in competition with the consummation of the Merger and the issuance of the Issuer Common Stock in the Merger, including any competing transaction or superior proposal;

(iii)	vote against any action, agreement or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Issuer or Merger Sub under the Transaction Agreement;

(iv)	vote against any amendment of the certificate or bylaws of the Issuer or any other action, agreement or proposal that would materially impede or frustrate, or prevent or nullify, any provision of the Transaction Agreement or the transactions contemplated therein;

(v)	not transfer any of the Issuer Common Stock, except as permitted by the applicable Voting Agreement; and

(vi)	irrevocably grant to, and appoint, Weyerhaeuser, and any individual designated in writing by Weyerhaeuser, as such Stockholder’s proxy and attorney-in-fact, for and in the name and stead of such Stockholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares, in a manner as set forth in (i) above.

The Voting Agreements, and all obligations of the parties thereunder, will automatically terminate, without further action by any party hereto, upon the earliest of:

(i)	the time the Merger becomes effective;

(ii)	the termination of the Transaction Agreement pursuant to Section 11.01 thereof;

(iii)	any amendment or modification of the Transaction Agreement which would materially increase the number of shares of the Issuer Common Stock issuable in the Merger or the other consideration payable by the Issuer under the Transaction Agreement, unless the Stockholder has consented in writing to such amendment; and

(iv)	the mutual written agreement of the applicable Stockholder and Weyerhaeuser.

(c)	Neither Weyerhaeuser nor any person named in Schedule A hereto has effected any transaction in the Issuer Common Stock during the past 60 days.

(d)	Other than the Stockholders, to the knowledge of Weyerhaeuser no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Transaction Agreement, dated November 3, 2013, among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc.

2	Voting Agreement, dated November 3, 2013, between Weyerhaeuser Company, VIII/TPC Holdings, L.L.C. and SOF-VIII U.S. Holdings, L.P.

3	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Douglas F. Bauer, and The Bauer Family Revocable Trust U/D/T/ Dated December 31, 2003.

4	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Michael D. Grubbs, and the Grubbs Family Trust Dated June 22, 2012.

5	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Thomas J. Mitchell, and The Mitchell Family Trust U/D/T/ Dated February 8, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY,

by	/s/ Sandy D. McDade
	Name:	Sandy D. McDade
	Title:	Senior Vice President and General Counsel

Dated: November 12, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Transaction Agreement, dated November 3, 2013, among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc.

2	Voting Agreement, dated November 3, 2013, between Weyerhaeuser Company, VIII/TPC Holdings, L.L.C. and SOF-VIII U.S. Holdings, L.P.

3	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Douglas F. Bauer, and The Bauer Family Revocable Trust U/D/T/ Dated December 31, 2003.

4	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Michael D. Grubbs, and the Grubbs Family Trust Dated June 22, 2012.

5	Voting Agreement, dated November 3, 2013, among Weyerhaeuser Company, Thomas J. Mitchell, and The Mitchell Family Trust U/D/T/ Dated February 8, 2000.

SCHEDULE A

The following is a list of the directors and executive officers of Weyerhaeuser, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all directors and officers listed below are citizens of the United States.

Board of Directors of Weyerhaeuser

Name	Position	Present Principal Occupation

Charles R. Williamson	Chairman of the Board	Retired Executive Vice President, Chevron Corporation

Doyle R. Simons	Director	President and Chief Executive Officer, Weyerhaeuser Company

Debra A. Cafaro	Director	Chairman and Chief Executive Officer, Ventas, Inc.

Mark A. Emmert	Director	President, National Collegiate Athletic Association

John I. Kieckhefer	Director	President, Kieckhefer Associates Inc.

Wayne W. Murdy	Director	Retired Chairman and Chief Executive Officer, Newmont Mining Corporation

Nicole W. Piasecki	Director	Executive Vice President, Business Development and Strategic Integration, Boeing Commercial Airplanes.

Richard H. Sinkfield	Director	Senior Partner, Rogers & Hardin LLP

D. Michael Steuert	Director	Retired Senior Vice President and Chief Financial Officer, Fluor Corporation

Kim Williams	Director	Retired Senior Vice President, Wellington Management Company LLP

The business address of each director of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.

Executive Officers of Weyerhaeuser

Name	Position and Present Principal Occupation

Doyle Simons	President and Chief Executive Officer

Patricia M. Bedient	Executive Vice President and Chief Financial Officer

Adrian M. Blocker	Senior Vice President, Lumber

Srinivasan Chandrasekaran	Senior Vice President, Cellulose Fibers

Thomas F. Gideon	Executive Vice President, Timberlands

John A. Hooper	Senior Vice President, Human Resources

Sandy D. McDade	Senior Vice President and General Counsel

Peter M. Orser	President, Weyerhaeuser Real Estate Company

Catherine I. Slater	Senior Vice President, Oriented Strand Board, Engineered Lumber Products and Distribution

The business address of each executive officer of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.